Exhibit 99.1

51Talk Online Education Group Announces Second Quarter 2023 Results

SINGAPORE, August 25, 2023 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its interim unaudited results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operating Highlights

•	Gross billings[1] for the second quarter of 2023 were US$9.8 million, US$0.3 million more than the high-end of outlook and a 21.0% growth from the first quarter of 2023.

•	In comparison, sales and marketing expenses for the second quarter of 2023 grew by only 15.0% on a quarter-over-quarter basis, highlighting the success of our marketing campaigns during this quarter.

•	The number of active students with attended lesson consumption was approximately 29,700 in the second quarter of 2023, representing 17.9% sequential growth and a 99.3% increase from 14,900 for the second quarter of 2022.

	For the three months ended
	June 30,	June 30,	Y-o-Y
Key Financial and Operating Data	2022[2]	2023	Change
Net Revenues (in US$ millions)	3.5	6.3	77.5%
Gross Margin	79.2%	78.4%	-0.8%
Gross Billings (in US$ millions)	7.8	9.8	26.9%

Active students with attended lesson consumption[3] (in thousands)	14.9	29.7	99.3%

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 For purposes of comparison, the financial and operating data of continuing operations for the second quarter of 2022 are presented in this column.

3 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

1

“Our growth momentum continued in the second quarter with gross billings coming in above guidance. Our continued growth and improved operating metrics confirm our approach to concentrate our resources on existing markets.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

We will remain investing in markets where we see market potential and benefit from an early-mover advantage. In these existing markets, we will strengthen our localization efforts and maximize the potential from our online and offline branding activities. At the same time, we will continue to explore new markets. We remain disciplined in our expense control and will keep tight budget control and focus on optimizing our resources. We remain committed to our sustainable growth approach.” Mr. Huang concluded.

Second Quarter 2023 Financial Results

Net Revenues and Gross Margin

Net revenues for the second quarter of 2023 were US$6.3 million, a 77.5% increase from US$3.5 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 29,700 in the second quarter of 2023, a 99.3% increase from 14,900 for the same quarter last year.

Cost of revenues for the second quarter of 2023 was US$1.4 million, a 84.7% increase from US$0.7 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the second quarter of 2023 was US$4.9 million, a 75.7% increase from US$2.8 million for the same quarter last year.

Gross margin for the second quarter of 2023 was 78.4%, compared with 79.2% for the same quarter last year.

Operating Expenses

Total operating expenses for the second quarter of 2023 were US$7.9 million, a 14.1% increase from US$6.9 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the second quarter of 2023 were US$5.1 million, a 43.0% increase from US$3.6 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel and higher marketing expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2023 were US$5.1 million, a 41.7% increase from US$3.6 million for the same quarter last year.

Product development expenses for the second quarter of 2023 were US$0.69 million, a 0.9% decrease from US$0.70 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2023 were US$0.66 million, a 3.7% decrease from US$0.68 million for the same quarter last year.

2

General and administrative expenses for the second quarter of 2023 were US$2.1 million, a 21.4% decrease from US$2.6 million for the same quarter last year. The decrease was primarily due to the reduction of consulting and audit fees. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2023 were US$1.9 million, a 24.4% decrease from US$2.5 million for the same quarter last year.

Loss from Operations

Operating loss for the second quarter of 2023 was US$3.0 million, compared with operating loss of US$4.1 million for the same quarter last year.

Non-GAAP operating loss for the second quarter of 2023 was US$2.8 million, compared with non-GAAP operating loss of US$4.0 million for the same quarter last year.

Net Loss

Net loss for the second quarter of 2023 was US$2.9 million, compared with net loss of US$4.6 million from continuing operations for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP net loss for the second quarter of 2023 was US$2.7 million, compared with non-GAAP net loss of US$4.5 million from continuing operations for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2023 was US$0.01, compared with basic and diluted net loss per share of US$0.05 for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2023 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.05 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2023 was US$0.51, compared with basic and diluted net loss per ADS of US$2.97 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2023 was US$0.48, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$2.96 for the same quarter last year.

Balance Sheet

As of June 30, 2023, the Company had total cash, cash equivalents and time deposits of US$21.6 million, compared with US$23.1 million as of December 31, 2022. This is primarily driven by one-off administrative factors.

3

The Company had advances from students4 of US$21.0 million as of June 30, 2023, compared with US$15.2 million as of December 31, 2022.

Outlook

For the third quarter of 2023, the Company currently expects net gross billings to be between US$10.3 million and US$11.0 million, which would represent a sequential growth of 5.1% to 12.2%.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

4 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

Conference Call

The Company's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 25, 2023 (8:00p.m. Singapore/Beijing/Hong Kong time on August 25, 2023).

Dial-in details for the earnings conference call are as follows:

United States Toll:	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China Toll:	4001-201203
Hong Kong Toll:	800-905945
Hong Kong-Local Toll:	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group”.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.51talk.com.

4

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 31, 2023, by dialing the following telephone numbers:

United States Toll:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll:	855-669-9658
Replay Access Code:	8879362

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

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51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,186	16,860
Time deposits	4,872	4,768
Amounts due from related parties	-	294
Prepaid expenses and other current assets	3,509	4,974
Total current assets	26,567	26,896

Non-current assets
Property and equipment, net	25	43
Intangible assets, net	104	98
Right-of-use assets	769	655
Other non-current assets	169	255
Total non-current assets	1,067	1,051

Total assets	27,634	27,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advances from students	15,167	20,990
Accrued expenses and other current liabilities	4,341	4,692
Amounts due to related parties	389	-
Lease liability	427	470
Taxes payable	186	254
Total current liabilities	20,510	26,406

Non-current liabilities
Lease liability	307	146
Other non-current liabilities	156	172
Deferred tax liabilities	84	4
Total non-current liabilities	547	322

Total liabilities	21,057	26,728

Total shareholders’ equity	6,577	1,219

Total liabilities and shareholders’ equity	27,634	27,947

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51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues	3,526	5,552	6,260	5,404	11,812
Cost of revenues	(733)	(1,242)	(1,354)	(1,148)	(2,596)
Gross profit	2,793	4,310	4,906	4,256	9,216
Operating expenses
Sales and marketing expenses	(3,573)	(4,441)	(5,109)	(5,566)	(9,550)
Product development expenses	(700)	(662)	(694)	(1,801)	(1,356)
General and administrative expenses	(2,611)	(1,759)	(2,053)	(4,496)	(3,812)
Total operating expenses	(6,884)	(6,862)	(7,856)	(11,863)	(14,718)
Loss from operations	(4,091)	(2,552)	(2,950)	(7,607)	(5,502)
Interest (expense)/income	(48)	33	36	-	69
Other expenses, net	(450)	(75)	(45)	(407)	(120)
Loss before income tax expenses and discontinued operations	(4,589)	(2,594)	(2,959)	(8,014)	(5,553)
Income tax (expenses)/benefit	(14)	(9)	61	(26)	52
Loss from continuing operations, net of income tax	(4,603)	(2,603)	(2,898)	(8,040)	(5,501)
Loss from discontinued operations, net of income tax	(11,978)	-	-	(29,712)	-
Net loss, all attributable to the Company’s ordinary shareholders	(16,581)	(2,603)	(2,898)	(37,752)	(5,501)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,567,207	339,338,128	340,329,892	334,313,338	339,836,750

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 51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the three months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.05)	(0.01)	(0.01)	(0.11)	(0.02)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.97)	(0.46)	(0.51)	(6.78)	(0.97)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	5	(48)	(37)	13	(85)
Product development expenses	(17)	(54)	(36)	(55)	(90)
General and administrative expenses	(63)	(120)	(126)	(356)	(246)

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 51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$
Sales and marketing expenses	(3,573)	(4,441)	(5,109)	(5,566)	(9,550)
Less: Share-based compensation expenses	5	(48)	(37)	13	(85)
Non-GAAP sales and marketing expenses	(3,578)	(4,393)	(5,072)	(5,579)	(9,465)

Product development expenses	(700)	(662)	(694)	(1,801)	(1,356)
Less: Share-based compensation expenses	(17)	(54)	(36)	(55)	(90)
Non-GAAP product development expenses	(683)	(608)	(658)	(1,746)	(1,266)

General and administrative expenses	(2,611)	(1,759)	(2,053)	(4,496)	(3,812)
Less: Share-based compensation expenses	(63)	(120)	(126)	(356)	(246)
Non-GAAP general and administrative expenses	(2,548)	(1,639)	(1,927)	(4,140)	(3,566)

Operating expenses	(6,884)	(6,862)	(7,856)	(11,863)	(14,718)
Less: Share-based compensation expenses	(75)	(222)	(199)	(398)	(421)
Non-GAAP operating expenses	(6,809)	(6,640)	(7,657)	(11,465)	(14,297)

Loss from operations	(4,091)	(2,552)	(2,950)	(7,607)	(5,502)
Less: Share-based compensation expenses	(75)	(222)	(199)	(398)	(421)
Non-GAAP loss from operations	(4,016)	(2,330)	(2,751)	(7,209)	(5,081)

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51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Income tax (expenses)/benefit	(14)	(9)	61	(26)	52
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax (expenses)/benefit	(14)	(9)	61	(26)	52

Loss from continuing operations, net of income tax	(4,603)	(2,603)	(2,898)	(8,040)	(5,501)
Less: Share-based compensation expenses	(75)	(222)	(199)	(398)	(421)
Non-GAAP loss from continuing operations, net of income tax	(4,528)	(2,381)	(2,699)	(7,642)	(5,080)

Loss from discontinued operations, net of income tax	(11,978)	-	-	(29,712)	-
Less: Share-based compensation expenses	-	-	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	(11,978)	-	-	(29,712)	-

Net loss, all attributable to the Company’s ordinary shareholders	(16,581)	(2,603)	(2,898)	(37,752)	(5,501)
Less: Share-based compensation expenses	(75)	(222)	(199)	(398)	(421)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(16,506)	(2,381)	(2,699)	(37,354)	(5,080)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,567,207	339,338,128	340,329,892	334,313,338	339,836,750

Basic and Diluted	(0.05)	(0.01)	(0.01)	(0.11)	(0.01)

Basic and Diluted	(2.96)	(0.42)	(0.48)	(6.70)	(0.90)

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